

May 24, 2010

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Stop 36-28
Washington DC, 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 052/2010**

  Subject: Clarification of impact from political unrest

  Date: May 24, 2010

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,


10015786

Mr. Pong-amorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
May 24, 2010

AIS-CP 052/2010

May 24, 2010

Subject: Clarification of impact from political unrest

To: The President
The Stock Exchange of Thailand

Pertaining to the political tension and civil unrest that occurs in several parts of Thailand particularly in Bangkok during the past week, Advanced Info Service Public Company Limited ("the Company") would like to inform you that there was merely a small damage to a certain part of fibre optic transmission in Bangkok. This caused network congestion for a few hours on May 19, 2010, and is now solved and continues normal operation. All network provision and service operations remain as normal. The Company's headquarter and regional offices were as well closed during May 19-21, 2010.

Please be assured that the Company maintains the utmost caution for employees' safety and company's property. Shall the company have any updated situation; we will promptly announce through to the Stock Exchange of Thailand.